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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 1
       Richmond, Virginia                    :
                                             :         TRANSACTIONS
          File No. 70-9517                   :         DURING PERIOD
                                             :
(Public Utility Holding Company Act of 1935) :        January 28, 2000
                                             :            through
                                             :         March 31, 2000
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Order") in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Order authorized post-
Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24. This certificate is the first of such certificates to be filed, and provides financial information with respect to Dominion and its wholly-owned subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital,
Inc. ("DCI"), and Virginia Electric Power Company ("Virginia Power"), and subsidiaries of DEI, DCI and Virginia Power.

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	Rule 52 transactions occurring during the quarter are reported on Forms
U-6B-2 filed as exhibits to this certificate.

I.   FINANCING BY DOMINION

	 A. Sale of Dominion Common Stock

	There were no new issues of common stock during the period.

	 B. Short Term Debt

	During the period, Dominion issued and sold commercial paper. The maximum amount of Dominion's commercial paper outstanding at any time during this period was $3,953,946,000 principal amount.
The principal amount of commercial paper outstanding on March 31, 2000 was $3,931,948,000.

	 C. Long-Term Debt

	No long-term debt was issued by Dominion during the reporting period.



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	 D. Guarantees Not Covered by Section II Below

	Dominion entered into a Guaranty Agreement on January 28, 2000 in favor of Consolidated Natural Gas Service Company, Inc., executed in connection with the Master Lease Agreement dated as of December 23, 1998 between the service company as lessee and Bank of America Leasing & Capital, LLC, as lessor. The maximum guaranteed amount is approximately $30,000,000.

	At the end of 1999, Dominion approved a stock purchase and loan program intended to encourage and facilitate executives' ownership of common stock through the availability of 5 year loans guaranteed by Dominion. In connection with the program Dominion executed a Facility and Guaranty Agreement dated as of February 3, 2000 between Dominion, the lenders party thereto and Bank One N.A., as Agent. The guaranteed amount is $80,213,826.











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II.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY
     DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

	 A. Equity Investments

	There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.

	 B. Guaranties and Other Credit Support

	Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of March 31, 2000 is approximately $861 million, and the subsidiaries' debt subject to such guarantees totaled $406 million.










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III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES


	On March 22, 2000, Virginia Power issued an aggregate principal amount of $220,000,000 in Series F and G variable-rate medium term notes maturing on March 22, 2002. Virginia Power also entered a swap agreement as a hedge to synthetically convert a $200 million (Series G portion) notional amount of these variable rate notes to fixed rate debt. Under the swap agreement, Virginia Power will pay a 7.27% fixed rate semianually, and will receive quarterly a 3 month LIBOR plus 15 basis points rate. The notes were issued primarily to satisfy the retirement during the period of approximately $57,000,000 of outstanding debt and preferred stock and repayments in April 2000 of $169,000,000 of outstanding debt. The Series F and G Notes were offered and sold under the Securities Act of 1933 pursuant to Registration Statements No. 33-60271 and 333-76155, respectively. See Forms U-6B-2 filed as a Exhibit A hereto for more detail as to the above described transaction.










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SIGNATURE

	The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



			DOMINION RESOURCES, INC.

			By  N. F. Chandler
			    Its Attorney






Dated May 30, 2000